EXHIBIT 99.1

Bellatrix Announces Conference Call Details and Release Dates for Its Upcoming 2017 Year End Reserves and 2017 Financial and Operational Results

CALGARY, Alberta, Feb. 27, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) plans to release its 2017 year end reserve information before markets open on March 1, 2018 and subsequently plans to release fourth quarter and year end 2017 operational and financial results after markets close on March 13, 2018.

Bellatrix will host a conference call to discuss the year end reserve information as well as the fourth quarter and year end financial and operational results on March 14, 2018 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239.  The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://www.bxe.com/investors/presentations-events.cfm. The webcast will be archived in the investors section for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com